SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period March 30, 2005 to April 21, 2005

PENGROWTH ENERGY TRUST

Petro-Canada Centre – East Tower
2900, 111 – 5th Avenue S.W.
Calgary, Alberta T2P 3Y6 Canada
(address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):                              ]

DOCUMENTS FURNISHED HEREUNDER:

1.	Press Release announcing filing of Annual Information Form
2.	Press Release announcing Executive Appointment
3.	Press Release announcing cash distribution for May 15, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

April 21, 2005	By:
		Name:	Charles V. Selby
		Title:	Corporate Secretary

NEWS RELEASE

Attention:     Financial Editors          Stock Symbol: PGF.A/PGF.B, TSX; PGH, NYSE

PENGROWTH ENERGY TRUST FILES ANNUAL INFORMATION FORM

(Calgary, March 31, 2005) /CNW/ Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), announced today that Pengrowth has filed its Annual Information Form for the year ended December 31, 2004, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators. The Annual Information Form is available on the SEDAR website at www.sedar.com or on Pengrowth’s website at www.pengrowth.com.

Pengrowth’s Annual and Special Meeting will be held on Tuesday, April 26, 2005 at 3:00 PM Mountain Standard Time in the McMurray Room, Calgary Petroleum Club, 319-5th Avenue S.W., Calgary, Alberta, Canada.

Headquartered in Calgary, Pengrowth Energy Trust is one of the largest energy royalty trusts in North America. Trust units trade on the Toronto Stock Exchange (PGF.B/PGF.A) and the New York Stock Exchange (PGH). Pengrowth has provided investors with superior returns and growth in value for 16 years. Through the purchase of trust units, unitholders participate in the ownership of a large portfolio of crude oil and natural gas properties, receiving the net cash flow (after expenses), paid monthly, as the oil and gas reserves are produced.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention:     Financial Editors          Stock Symbol: (PGF.A / PGF.B) — TSX;   (PGH) – NYSE

PENGROWTH ENERGY TRUST ANNOUNCES EXECUTIVE APPOINTMENT

(Calgary, April 19, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (the “Trust”), is pleased to announce the appointment of James J. Emme as Executive Vice President, Pengrowth Corporation and Vice President, Pengrowth Management Limited. In his new position, Mr. Emme will report directly to James S. Kinnear, the President of Pengrowth Corporation, and will have broad responsibilities for the operating activities of Pengrowth Corporation and the business development activities of Pengrowth Management Limited. Pending approval of the executive appointment in accordance with Canadian immigration guidelines, Mr. Emme will evaluate Pengrowth’s existing properties as a geological consultant and will actively support Pengrowth’s business development.

Mr. Emme is a seasoned top oil and gas industry executive with a proven track record of success and leadership over a 25-year career in the oil and gas industry through increasing levels of responsibility in exploration, exploitation, general management and corporate development in North America and internationally.

Mr. Emme received a Bachelor of Science in Geology from the University of California in 1978 and a Masters in Geology from the Colorado School of Mines in 1981. He joined Anadarko in 1981 and held various positions throughout the Anadarko organization over the course of 23 years, including serving as President of Anadarko Canada during 2000-2001 when the company produced up to 93,000 boepd and employed 500 people with an annual capital budget of up to U.S. $400 million. In his final position of Vice President Exploration and Business Development of Anadarko in Houston, Texas, he managed the global exploration program of the company.

During the course of his diverse career with Anadarko, Mr. Emme successfully led exploration activities offshore in the Gulf of Mexico, onshore U.S., Canada, Alaska and Algeria. He also actively participated in strategic mergers, acquisitions and divestitures in the U.S. and Canada. He demonstrated an ability to manage risk while recognizing and capturing impact growth opportunities. As an explorationist and manager, he contributed to Anadarko’s major discoveries in the Berkine Basin of Algeria, deep water Gulf of Mexico, North Slope of Alaska and Bossier Play in East Texas and North Louisiana.

As President of Anadarko Canada, he successfully implemented a growth mandate adding both reserves and production. Over the past seven years, Mr. Emme has had significant exposure to acquisitions and optimizations. In 2001, Mr. Emme oversaw Anadarko’s acquisition of Berkeley Petroleum and he played a key role in the merger and integration of Anadarko and Union Pacific Resources in 2000.

Mr. Emme’s broad management and technical experience will be very valuable to Pengrowth Corporation and Pengrowth Management Limited as additional value is sought from the company’s existing base of assets and as Pengrowth seeks new opportunities to make acquisitions, to identify upside and to execute Pengrowth’s business plan, both domestically and internationally.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, Calgary E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051

Investor Relations, Toronto E-mail: sallye@pengrowth.com
Telephone: (416) 362-1748 Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191

NEWS RELEASE

Attention:     Financial Editors          Stock Symbol: (PGF.A / PGF.B) — TSX; (PGH) — NYSE

PENGROWTH ENERGY TRUST ANNOUNCES CASH DISTRIBUTION FOR
MAY 15, 2005

(Calgary, April 21, 2005) /CNW/ — Pengrowth Corporation (“Pengrowth”), administrator of Pengrowth Energy Trust (“Trust”), announced today that the cash distribution for May 15, 2005 will be Cdn $0.23 per trust unit. The distribution is net of amounts withheld to finance capital expenditures. The ex-distribution date is April 28, 2005. The distribution will be payable to all unitholders who hold Class A or Class B trust units on the record date of May 2, 2005.

The distribution of Cdn $0.23 per trust unit is equivalent to approximately U.S. $0.19 per trust unit using a U.S./Canadian dollar exchange ratio of 1.2391. The actual U.S. dollar equivalent distribution will be based upon the actual U.S./Canadian exchange rate applied on the payment date, net of applicable Canadian withholding taxes. This distribution relates to the production month of March, 2005. Cash distributions paid over the past 12 months now total Cdn $2.69 per trust unit or approximately U.S. $2.14 per trust unit.

PENGROWTH CORPORATION
James S. Kinnear, President

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:

Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-800-223-4122 Facsimile: (403) 294-0051
Investor Relations, Toronto, Toll Free: 1-888-744-1111 Facsimile: (416) 362-8191